Exhibit 99.2

INTERIM FINANCIAL REPORT

FIRST HALF 2026

Interim financial report	2
1. BUSINESS UPDATE	2
2. FINANCIAL HIGHLIGHTS	3
3. 2026 OUTLOOK	4
4. RISK FACTORS	4
5. FORWARD-LOOKING STATEMENTS	4
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2026 – Interim consolidated statement of financial position	5
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2026 - Interim consolidated statements of loss and other comprehensive loss	6
Unaudited condensed consolidated interim financial information as at and for the six months ended, June 30, 2026 - Interim consolidated statements of changes in equity	7
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2026 – Interim consolidated statements of cash flows	8
Notes to the unaudited condensed interim consolidated financial information	9
1. General information	9
2. Material accounting policies	9
3. Critical accounting estimates and assumptions	10
4. Segment reporting	10
5. Fair Value	11
6. Subsidiaries	12
7. Property, Plant and Equipment	12
8. Intangible assets	13
9. Right of use assets and lease liabilities	13
10. Other long-term receivables	13
11. Inventory	14
12. Trade receivables, Contract assets and Other receivables	14
13. Other current assets	14
14. Cash and cash equivalents	15
15. Financial assets	15
16. Share Capital, Share Premium, Reserves	15
17. Share-Based compensation	17
18. Financial Debt	20
19. Provisions	24
20. Trade payables	25
21. Income taxes and deferred taxes	25
22. Other liabilities	25
23. Foreign currency swaps and forwards	26
24. Results of operation	26
25. Employee benefits	30
26. Financial income	30
27. Financial expense	31
28. Earnings/(Loss) Per Share (EPS)	31
29. Other commitments	32
30. Related Party Transactions	32
31. Events after the Balance-Sheet Date	34
Responsibility statement	35

INTERIM FINANCIAL REPORT

FIRST HALF 2026

1.BUSINESS UPDATE

A.   CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the Genio system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial.

The primary safety endpoint is incidence of device-related severe adverse events (“SAEs”) at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index (“AHI”) with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index (“ODI”) between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure (“PAP”) treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse (“CCC”) observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024 and received FDA approval on August 8, 2025.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah initially intended to implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. However, in the meantime, as announced on August 11, 2025, the Company closed patient enrolment in this study prior to enrolling all 106 potential patients. The study will continue with the patients already enrolled, with said co-primary endpoints assessed at 12 months post implant and followed for five years. The Company closed enrolment prior to reaching 106 patients as it believes that the patient population already enrolled in the study will provide statistically significant results, which along with the outcomes from prior clinical evidence, will provide meaningful data with respect to the safety and efficacy of using Genio therapy in the patient population suffering from CCC.

B.COMMERCIALIZATION outside U.S.

During the first half of 2026, Nyxoah recognized net revenue of €4.6 million, primarily in Germany, which amounted to €2.6 million. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 13 fulltime employees as of June 30, 2026.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who can provide more treatment options to their large patient pools.

The Company has also focused on entering new international markets:

The Company secured DRG reimbursement in Switzerland in 2021 and generated regular revenue ever since.

In Q4 2024, the Company entered the SSDP (Specialised Services Devices Program) with the NHS in the UK and generated its first revenue that same quarter.

In Q1 2025, the Company initiated commercialization in the Middle East region through a distributor agreement and generated its first revenue in Dubai that same quarter. In Q2 2025, the Company generated its first revenue in Kuwait and Abu Dhabi.

In Q4 2025, Nyxoah initiated commercialisation and generated first revenues in the Netherlands.

Nyxoah has also generated revenue in Austria, Spain and Italy and the Company expects to expand into other European countries and Middle East markets, pending feedback on submitted reimbursement dossiers.

C.FDA PMA APPROVAL AND US COMMERCIALIZATION

On August 8, 2025, the U.S. Food and Drug Administration (FDA) approved the Genio system for a subset of patients with moderate to severe OSA with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. The Company immediately commenced U.S. commercialization with a phased rollout at early-adopter centres, onboarding sites, shipping initial systems to hospitals/ambulatory surgery centres, and completing surgeon training. During the first half of 2026, the Company recognized net revenue of €9.5 million from sales in the U.S. As part of the FDA PMA approval, the Company will complete a post-PMA approval clinical study named BREATHE which is expected to enrol 229 patients (with a minimum of 160 evaluable patients).

2.FINANCIAL HIGHLIGHTS

Revenue was €14.0 million for the six months ended June 30, 2026, compared to €2.4 million for the six months ending June 30, 2025.

Cost of goods sold was €5.8 million for the six months ended June 30, 2026, compared to €0.9 million cost for the six months ended June 30, 2025.

Selling, general and administrative expenses increased by €7.9 million or 34.4 % from €23.1 million for the six months ended June 30, 2025 to €31.0 million for the six months ended June 30, 2026, due to an increase in costs to support the commercialization of the Genio system following FDA approval in August 2025 and an increase in legal costs related to IP litigation.

Research and development expenses decreased by €0.7 million or 3.7%, from €19.0 million for the six months ended June 30, 2025, to €18.4 million for the six months ended June 30, 2026. The decrease is mainly due to a decrease in clinical study expenses and in R&D activities. Additionally, following FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

Nyxoah realized a net negative financial result of €7.0 million for the six months ended June 30, 2026 primarily driven by a €5.4 million loss on the change in fair value of the convertible bond and synthetic warrant liabilities and by the amortization of the day 1 loss on the Company’s currently outstanding convertible bond for an amount of €1.5 million. This compares to a net negative financial result of €2.1 million for the six months ended June 30, 2025.

Nyxoah realized a net loss of €48.9 million for the six months ended June 30, 2026, compared to a net loss of €43.0 million for the six months ended June 30, 2025.

Cash and cash equivalents

On June 30, 2026, cash and cash equivalents and financial assets totaled €97.8 million, compared to €48.0 million on December 31, 2025. The increase in financial assets is due to an equity raise completed in the second quarter of 2026 and the draw down of the second tranche of the Company’s term loan facility.

3. 2026 OUTLOOK

The Company expects to continue ramping up sales primarily in the United States. In markets where we are already present such as Germany, Switzerland, the United Kingdom and the Middle East, and in other select international markets, we strive for further growth subject to the receipt of favourable reimbursement for the Company’s product in those markets.

4.RISK FACTORS

We refer to the description of risk factors in the Company’s 2025 annual report, pp. 81-101. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, the outcome of intellectual property litigation, our organization and operations.

5.FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; the outcome of any intellectual property litigation; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2025 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2026 –

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(in thousands)

		As at
		June 30,	December 31,
	Notes	2026	2025
ASSETS
Non-current assets
Property, plant and equipment	7	4,159	4,052
Intangible assets	8	48,016	50,108
Right of use assets	9	1,775	1,293
Deferred tax asset		10	87
Other long-term receivables	10	1,831	1,718
		€55,791	€57,258
Current assets
Inventory	11	3,706	4,660
Trade receivables	12	6,849	5,254
Contract assets	12	100	261
Other receivables	12	3,432	2,209
Other current assets	13	803	828
Financial assets	15	33,670	18,000
Cash and cash equivalents	14	64,115	30,001
		€112,675	€61,213
Total assets		€168,466	€118,471

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	16	7,075	6,505
Share premium	16	415,011	335,134
Share based payment reserve	17	13,468	12,395
Other comprehensive income	16	1,125	1,124
Retained loss		(353,570)	(306,029)
Total equity attributable to shareholders		€83,109	€49,129

LIABILITIES
Non-current liabilities
Financial debt	18	34,976	17,670
Lease liability	9	1,326	637
Provisions	19	1,022	1,396
Deferred tax liability		45	—
Contract liability	24	722	681
		€38,091	€20,384

Current liabilities
Financial debt	18	23,135	22,990
Lease liability	9	551	779
Trade payables	20	12,638	13,727
Current tax liability	21	4,020	3,939
Contract liability	24	1,000	894
Other liability	22	5,922	6,629
		€47,266	€48,958
Total liabilities		€85,357	€69,342
Total equity and liabilities		€168,466	€118,471

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2026 -

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(unaudited)

(in thousands)

		For the three months		For the six months
		ended June 30,		ended June 30,
	Notes	2026	2025	2026	2025
Revenue	24	7,675	1,340	14,047	2,404
Cost of goods sold	24	(3,091)	(490)	(5,826)	(896)
Gross profit		€4,584	€850	€8,221	€1,508
Research and Development Expense	24	(9,543)	(10,059)	(18,347)	(19,048)
Selling, General and Administrative Expense	24	(15,618)	(10,672)	(30,992)	(23,063)
Other income/(expense)		(11)	31	29	115
Operating loss for the period		€(20,588)	€(19,850)	€(41,089)	€(40,488)
Financial income	26	1,179	2,858	2,468	5,480
Financial expense	27	(13,078)	(3,337)	(9,421)	(7,579)
Loss for the period before taxes		€(32,487)	€(20,329)	€(48,042)	€(42,587)
Income taxes	21	(477)	(278)	(868)	(404)
Loss for the period		€(32,964)	€(20,607)	€(48,910)	€(42,991)

Loss attributable to equity holders		€(32,964)	€(20,607)	€(48,910)	€(42,991)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		310	232	1	230
Total comprehensive loss for the year, net of tax		€(32,654)	€(20,375)	€(48,909)	€(42,761)
Loss attributable to equity holders		€(32,654)	€(20,375)	€(48,909)	€(42,761)

Basic Loss Per Share (in EUR)	28	€(0.578)	€(0.551)	€(0.976)	€(1.149)
Diluted Loss Per Share (in EUR)	28	€(0.578)	€(0.551)	€(0.976)	€(1.149)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED, JUNE 30, 2026 -

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

(in thousands)

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2026	€6,505	€335,134	€12,395	€1,124	€(306,029)	€49,129
Loss for the period	—	—	—	—	(48,910)	(48,910)
Other comprehensive loss for the period	—	—	—	1	—	1
Total comprehensive loss for the period	—	—	—	€1	€(48,910)	€(48,909)
Equity-settled share-based payments
Granted during the period	—	—	2,442	—	—	2,442
Expired during the period	—	—	(393)	—	393	—
Exercised during the period	1	24	—	—	—	25
Impact modification vested RSUs	—	—	(976)	—	976	—
Issuance of shares on conversion of convertible bond	17	4,389	—	—	—	4,406
Issuance of shares for cash	552	81,123	—	—	—	81,675
Transaction cost	—	(5,659)	—	—	—	(5,659)
Total transactions with owners of the company recognized directly in equity	570	79,877	1,073	—	1,369	82,889
Balance at June 30, 2026	€7,075	€415,011	€13,468	€1,125	€(353,570)	€83,109

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2025	€6,430	€314,345	€9,300	€914	€(217,735)	€113,254
Loss for the period	—	—	—	—	(42,991)	(42,991)
Other comprehensive income for the period	—	—	—	230	—	230
Total comprehensive loss for the period	—	—	—	€230	€(42,991)	€(42,761)
Equity-settled share-based payments
Granted during the period	—	—	2,860	—	—	2,860
Expired during the period	—	—	(466)	—	466	—
Exercised during the period	1	43	(49)	—	49	44
Total transactions with owners of the company recognized directly in equity	1	43	2,345	—	515	2,904
Balance at June 30, 2025	€6,431	€314,388	€11,645	€1,144	€(260,211)	€73,397

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2026 –

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

		For the six months ended
		June 30,
	Notes	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(48,042)	€(42,587)
Adjustments for
Finance income		(2,468)	(5,480)
Finance expenses		9,421	7,579
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	1,282	1,071
Amortization of intangible assets	8	2,246	477
Share-based payment transaction expense	17	2,442	2,860
Decrease in provisions		(374)	(596)
Other non-cash items		17	100
Cash used before changes in working capital		€(35,476)	€(36,576)
(Increase)/Decrease in inventory	11	954	(616)
(Increase)/Decrease in trade and other receivables	12	(1,461)	725
Increase/(Decrease) in trade and other liabilities	20,22	(1,571)	1,472
Cash used from changes in operations		€(37,554)	€(34,995)
Income tax paid		(575)	(258)
Net cash used in operating activities		€(38,129)	€(35,253)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(2,008)	(761)
Capitalization of intangible assets	8	(159)	(1,554)
Purchase of financial assets - current	15	(33,549)	(17,549)
Proceeds from sale of financial assets - current	15	18,000	45,067
Interest income on financial assets		16	1,583
Net cash generated/(used) in investing activities		€(17,700)	€26,786
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(604)	(609)
Proceeds from other loan		13,750	—
Transaction costs related to loans and borrowings		(20)	—
Interests paid		(68)	(602)
Repayment of recoverable cash advance		(49)	—
Proceeds from issuance of shares, net of transaction costs	16	76,041	44
Other financial costs		(67)	(35)
Net cash generated/(used) from financing activities		€88,983	€(1,202)
Movement in cash and cash equivalents		€33,154	€(9,669)
Effect of exchange rates on cash and cash equivalents		960	(1,788)
Cash and cash equivalents at January 1	14	€30,001	€34,186
Cash and cash equivalents at June 30	14	€64,115	€22,729

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Nyxoah SA has established four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of June 30, 2026 and for the three and six months ended June 30, 2026, have been authorized for issue on August 5, 2026 by the Board of Directors of the Company.

2.Material accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2025.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2026, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025.

The consolidated financial statements are presented in Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025.

Going concern principle

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared under the assumption of going concern. As of June 30, 2026, the Company held cash and cash equivalents totaling €64.1 million and financial assets amounting to €33.7 million. Based on projected cash flows for the remainder of 2026 and into 2027, management believes this liquidity position is adequate to cover capital needs and sustain operations for at least 12 months from the date of authorization of these financial statements.

The Company confirms that despite the conflict between Israel and Iran, operations are continuing with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2026

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendment applies for the first time in 2026, but does not have an impact on the interim condensed consolidated financial statements of the Company:

-Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

-Annual Improvements – Volume 11

3.Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5.5.2 from the Group’s 2025 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.Fair Value

Financial assets

Cash guarantees are recorded in the consolidated statement of financial position under “Other long-term receivables”. Upon release of the guarantees, interest is received for the duration of the guarantee, whereby the carrying amount approximates the fair value.

The prepayment option, recorded in the consolidated statement of financial position under “Other long-term receivables”, related to the loan facility agreement with the European Investment Bank (“EIB”), is measured at fair value through profit and loss (see note 18.2).

The carrying amount of trade and other receivables, other current assets, cash and cash equivalents and financial assets approximate their value due to their short-term character.

The foreign currency forwards and swaps, recorded in the consolidated statement of financial position under “Other receivables”, are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument. Refer to note 23.

Financial liabilities

The loan facility agreement with the EIB, recorded in the consolidated statement of financial position under “Financial debt”, is measured at amortized cost with a fixed interest rate. Refer to note 18.2. The fair value is evaluated based on the interest rates and maturity date. The instrument has a fixed interest rate and the fair value measurement is subject to changes in interest rates. The fair value measurement is classified as level 3.

The synthetic warrants, in connection with the loan facility agreement with the EIB and recorded in the consolidated statement of financial position under “Financial debt”, are measured at fair value through profit and loss (see note 18.2). The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

●	Volatility of 65.144%, estimated based on the median of the annualized 90 - day standard deviation of daily volatility of Nasdaq stock prices over the period from July 2023 to June 2026.

A 5% increase in volatility for Tranche A would result in an increase in fair value by €70,000, while a 5% decrease in volatility would result in a decrease in fair value by €81,000.

A 5% increase in volatility for Tranche B would result in an increase in fair value by €65,000, while a 5% decrease in volatility would result in a decrease in fair value by €76,000.

The convertible bonds, recorded in the consolidated statement of financial position under “Financial debt”, are measured at fair value through profit and loss (see note 18.3). The fair value is determined using the Longstaff-Schwartz Monte Carlo valuation model. We refer to note 18.3 for the overview of the key assumptions. A 5% increase in volatility would result in an increase in fair value by €0.8 million, while a 5% decrease in volatility would result in a decrease in fair value by €0.8 million. A 1% increase in credit spread would result in a decrease in fair value by €158,000, while a 1% decrease in credit spread would result in an increase in fair value by €164,000.

The carrying value of trade and other liabilities approximates their fair value due to the short-term character of these instruments. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 18.1.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2026	2025	2026	2025
Financial Assets
Cash guarantees (level 3)	507	394	507	394
Prepayment option (level 3)	66	91	66	91
Trade and other receivables (level 3)	9,149	6,184	9,149	6,184
Foreign currency forwards and swaps (level 2)	—	4	—	4
Other current assets (level 3)	236	165	236	165
Cash and cash equivalents (level 1)	64,115	30,001	64,115	30,001
Financial assets (level 1)	33,670	18,000	33,670	18,000

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2026	2025	2026	2025
Financial liabilities
Loan facility agreement (level 3)	18,787	7,793	19,537	8,165
Synthetic warrants (level 3)	7,420	1,601	7,420	1,601
Convertible bonds (level 3)	22,328	22,657	29,438	31,243
Recoverable cash advances (level 3)	9,051	8,609	9,051	8,609
Trade and other liabilities (level 1 and 3)	15,100	15,578	15,100	15,578

6.Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of:

●	Nyxoah LTD, an Israeli company
●	Nyxoah PTY LTD, an Australian company
●	Nyxoah Inc, a US- based company
●	Nyxoah GmbH, a German company

7.Property, Plant and Equipment

The total acquisitions for the six months ended June 30, 2026 amount to €2.0 million (2025: €0.8 million).

The main part of the acquisitions for the six months ended June 30, 2026 relate to leasehold improvements under construction. The leasehold improvements under construction relate to a new lease agreement that the Company entered into per January 1, 2026 for the setup of a new manufacturing line and cleanroom area in Belgium. The Company initially funds 100% of the cleanroom project costs, however, at the point of capitalization, 80% of the cleanroom project costs are recognised as unbilled receivable to reflect the contractual obligation of the lessor to fund 80% of the construction costs.

The depreciation charge amounts to €0.7 million in 2026 and to €457,000 in 2025 for the six months ended June 30.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2025	53,410	591	54,001
Additions	1,507	—	1,507
Other movements	(4)	—	(4)
Cost at June 30, 2025	54,913	591	55,504
Opening value at January 1, 2026	55,367	591	55,958
Additions	154	—	154
Cost at June 30, 2026	55,521	591	56,112
Amortization
Opening amortization at January 1, 2025	(3,452)	(168)	(3,620)
Amortization	(456)	(21)	(477)
Amortization at June 30, 2025	(3,908)	(189)	(4,097)
Opening amortization at January 1, 2026	(5,639)	(211)	(5,850)
Amortization	(2,225)	(21)	(2,246)
Amortization at June 30, 2026	(7,864)	(232)	(8,096)
Net book value at June 30, 2025	51,005	402	51,407
Net book value at June 30, 2026	47,657	359	48,016

The Company develops The Genio system. The Company started amortizing the first-generation Genio system in 2021. Following the FDA approval for the Genio system on August 8, 2025, the amortization of the related intangible assets commenced in Q3 2025. Due to the finalization of one of the clinical studies the amortization of the related intangible assets started in Q2 2026. Total amortization amounted to €2.2 million for the six months ended June 30, 2026 (2025: €456,000) and is included in research and development expense.

The Company continues to incur in 2026 development expenses with regard to the improved second-generation Genio system. The total capitalized development expenses amounted to €154,000 and €1.5 million for the six months ended June 30, 2026, and 2025, respectively. The development of the ongoing R&D projects is expected to be finalized in 2026.

9.Right of use assets and lease liabilities

For the six months ended June 30, 2026, the Company entered into new lease agreements for a total of €1.0 million (2025: €34,000). The main part of the addition is related to a new lease agreement for a building to set up a new manufacturing line and cleanroom area in Belgium.

The repayments of lease liabilities amounted to €0.6 million (2025: €0.7 million). The depreciations on the right of use assets amounted to €0.6 million and €0.6 million for the six months ended June 30, 2026, and 2025, respectively.

10.Other long-term receivables

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
R&D tax incentive	1,258	1,233
Prepayment option	66	91
Cash guarantees	507	394
Total other long term receivables	1,831	1,718

The other long-term receivables consist of cash guarantees for an amount of €0.5 million (2025: €394,000), prepayment options valued at €66,000 (2025: €91,000) and an R&D tax incentive in Belgium for an amount of €1.3 million (2025: €1.2 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

For further details regarding the prepayment options, refer to 18.2.

The R&D tax incentive recorded as at June 30, 2026 relates to investments both on tangible and intangible assets for the years 2022 until 2026. The incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. We refer to note 24.

11.Inventory

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Raw materials	1,311	1,315
Work in progress	748	1,851
Finished goods	1,647	1,494
Total Inventory	3,706	4,660

The decrease in inventory is mainly due to a decrease in work in progress partly offset by an increase in finished goods.

12.Trade receivables, Contract assets and Other receivables

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Trade receivables	6,849	5,254
Contract assets	639	764
Allowance for expected credit loss	(539)	(503)
Advance payments	664	307
R&D incentive receivable (Australia)	118	111
VAT receivable	617	614
Current tax receivable	497	811
Foreign currency swaps and forwards	−	4
Other	1,536	362
Total trade receivables, contract assets and other receivables	10,381	7,724

The increase of €2.7 million in trade receivables, contract assets and other receivables is mainly due to an increase in trade receivables by €1.6 million, an increase in other by €1.2 million and an increase in advance payments by €357,000. This is partly offset by a decrease in current tax receivable by €314,000. The increase in trade receivables is the result of an increase in quarter over quarter revenue.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2025 and June 30, 2026, there were no unbilled receivables towards customers included in the other receivables. As at June 30, 2026, the increase of €1.2 million in other receivables is related to an invoicing in the context of a lease agreement for the cleanroom project described in note 7.

R&D incentive receivables relate to incentives received in Australia as a support to the clinical trials and the development of the Genio system.

We refer to note 23 for more details on the foreign currency swaps and forwards.

13.Other current assets

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Deferred charges	567	663
Accrued income	236	165
Total other current assets	803	828

14.Cash and cash equivalents

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Short term deposit	10,553	22,131
Current accounts	53,562	7,870
Total cash and cash equivalents	64,115	30,001

Cash and cash equivalents increased to €64.1 million as at June 30, 2026, compared to €30.0 million as at December 31, 2025 which is mainly due to an increase of current accounts by €45.7 million which is partially offset by a decrease of short term deposits by €11.6 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As per June 30, 2026 the current financial assets consists of $24.6 million term accounts (€21.7 million) which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €12.0 million. The total amount of term deposits as at June 30, 2026 amounts to €33.7 million.

During the period ended June 30, 2026, the Company entered into USD Deposits and US treasury bills for a total amount of $24.6 million (€21.5 million) and €12.0 million. During the period ended as at June 30, 2026, €18.0 million reached maturity and is subsequently held as cash.

As at December 31, 2025 the current financial assets amounts €18.0 million and consists of EUR current financial assets.

16.Share Capital, Share Premium, Reserves

16.1.   Share capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As at June 30, 2026, the share capital of the Company amounts to €7.1 million represented by 100,072,815 shares, and the share premium amounts to €440.1 million before deduction of the transaction costs.

Evolution of the share capital and share premium over the six months ended June 30, 2026 and 2025:

			Share	Share	Share
	Common	Total of	capital per	capital (in	premium (in
(Number of shares except otherwise stated)	shares	shares	share	EUR 000)	EUR 000)
January 1, 2025	37,427,265	37,427,265	—	6,430	332,579
May 12, 2025 - Exercise warrants	2,000	2,000	0.17	—	10
June 13, 2025 - Exercise warrants	6,375	6,375	0.17	1	33
June 30, 2025	37,435,640	37,435,640	—	6,431	332,622
July 8, 2025 - Exercise warrants	5,500	5,500	0.17	1	29
September 26, 2025 - Exercise RSU warrants	103,642	103,642	0.17	18	—
November 18, 2025 - Capital increase in cash	5,189,428	5,189,428	0.01	52	20,706
Novermber 20, 2025 - Capital increase in cash	292,250	292,250	0.01	3	1,166
December 31, 2025	43,026,460	43,026,460	—	6,505	354,523
March 2, 2026 - Issuance of shares on conversion of convertible debt	635,943	635,943	0.01	7	2,153
May 20, 2026 - Issuance of shares on conversion of convertible debt	1,031,323	1,031,323	0.01	10	2,236
June 9, 2026 - Capital increase in cash	54,595,394	54,595,394	0.01	546	80,180
June 10, 2026 - Capital increase in cash	637,164	637,164	0.01	6	943
June 30, 2026 - Exercise RSU warrants	146,531	146,531	0.01	1	24
June 30, 2026	100,072,815	100,072,815	—	7,075	440,059

On May 12, 2025, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On June 13, 2025, pursuant to the exercise of warrants, the Company issued 6,375 new shares for an aggregate capital increase of €34,000 (including share premium).

On July 8, 2025, pursuant to the exercise of warrants, the Company issued 5,500 new shares for an aggregate capital increase of €30,000 (including share premium).

On September 26, 2025, pursuant to the exercise of RSU warrants, the Company issued 103,642 new shares for an aggregate capital increase of €18,000 (no share premium).

On November 18, 2025, the Company issued 5,189,428 new shares for an aggregate capital increase of €20.8 million (including share premium). All shares were subscribed to in EUR at a share price of €4 per share.

On November 20, 2025, the Company issued 292,250 new shares for an aggregate capital increase of €1.2 million (including share premium). All shares were subscribed to in EUR at a share price of €4 per share.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €1.2 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €21.9 million.

On March 2, 2026, pursuant to the conversion of convertible debt, the Company issued 635,943 new shares for an aggregate capital increase of €2.2 million (including share premium).

On May 20, 2026, pursuant to the conversion of convertible debt, the Company issued 1,031,323 new shares for an aggregate capital increase of €2.2 million (including share premium).

On June 9, 2026, the Company issued 54,595,394 new shares for an aggregate capital increase of €80.7 million (including share premium). All shares were subscribed to in EUR at a share price of €1.48 per share.

On June 10, 2026, the Company issued 637,164 new shares for an aggregate capital increase of €0.9 million (including share premium). All shares were subscribed to in EUR at a share price of €1.49 per share.

On June 30, 2026, pursuant to the exercise of RSU warrants, the Company issued 146,531 new shares for an aggregate capital increase of €25,000 (including share premium).

As part of above capital increase, the Company incurred direct-attributable transaction costs of €5.7 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €76.0 million.

16.2.   Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the six months ended June 30, 2026 and 2025 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2025	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	230	—	230
Total other comprehensive income at June 30, 2025	1,050	94	1,144
Opening value at January 1, 2026	1,048	76	1,124
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	1	—	1
Total other comprehensive income at June 30, 2026	1,049	76	1,125

17.Share-Based compensation

Equity-settled share-based payment transactions

As of June 30, 2026, the Company has five outstanding equity-settled share-based incentive plans, including (i) the 2021 warrants plan (the 2021 plan), (ii) the 2022 warrants plan (the 2022 plan), (iii) the 2024 warrants plan (the 2024 plan), (iv) the 2025 warrants plan (the 2025 plan) and (v) the 2025-2 warrants plan (the 2025-2 plan).

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2026	2025
Outstanding at January 1	3,207,819	2,258,319
Granted	656,552	658,374
Forfeited	(56,231)	(37,377)
Exercised	—	(13,875)
Expired	(76,250)	(67,500)
Outstanding as at June 30	3,731,890	2,797,941
Exercisable as at June 30	2,234,941	1,715,849

The following warrants were granted during 2025:

-On February 1, 2025, 329,431 warrants were granted from the 2024 plan (17,000 warrants were not accepted)

-On February 1, 2025, 223,943 warrants were granted from the 2025 plan (10,000 warrants were not accepted)

-On March 14, 2025, 45,000 warrants were granted from the 2025 plan

-On April 8, 2025, 30,000 warrants were granted from the 2025 plan

-On May 5, 2025, 30,000 warrants were granted from the 2025 plan

On January 18, 2026, 230,000 warrants were granted from the 2025-2 plan.

On June 26, 2026, 2,000 warrants were granted from the 2024 plan, 677 warrants were granted from the 2025 plan and 423,875 warrants were granted from the 2025-2 plan.

The table below provides the input to the Black-Scholes model for warrants granted in the second quarter of 2026.

	Plan 2024	Plan 2025	Plan 2025-2
	(grant Jun 26	(grant Jun 26	(grant Jun 26
	2026)	2026)	2026)
Return Dividend	0%	0%	0%
Expected volatility	68.60%	68.60%	68.60%
Risk-free interest rate	2.71%	2.71%	2.71%
Expected life	3	3	3
Exercise price	1.53	1.53	1.53
Stock price	1.53	1.53	1.53
Fair value	0.75	0.75	0.75

On June 26, 2026, the Company reduced the exercise price of the outstanding warrants previously granted to warrant holders under all Warrants Plans to 1.53 EUR to reflect the decrease in the company’s share price. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (June 26, 2026). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised in P&L at date of modification. The expense for the original option grant will continue to be recognised as if the terms had not been modified.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant May 14
	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	68.59%	68.59%	68.59%	68.59%
Risk-free interest rate	2.71%	2.71%	2.71%	2.71%
Expected life	2	2	2	2
Exercise price	1.53	1.53	1.53	1.53
Stock price	1.53	1.53	1.53	1.53
Fair value	0.60	0.60	0.60	0.60
Incremental Fair value	0.47-0.59*	0.47-0.59*	0.47-0.59*	0.47-0.58*

*Incremental fair value of the warrants that were not repriced on March 24, 2023.

	Plan 2021	Plan 2022	Plan 2022	Plan 2022
	(grant March 24	(grant Feb 01	(grant Apr 21	(grant Aug 2
	2023)	2024)	2024)	2024)
Return Dividend	0%	0%	0%	0%
Expected volatility	68.59%	68.59%	68.59%	68.59%
Risk-free interest rate	2.71%	2.71%	2.71%	2.71%
Expected life	2	2	2	2
Exercise price	1.53	1.53	1.53	1.53
Stock price	1.53	1.53	1.53	1.53
Fair value	0.60	0.60	0.60	0.60
Incremental Fair value	0.47	0.46	0.55	0.53-0.55

	Plan 2024	Plan 2024	Plan 2024	Plan 2025
	(grant Sept 18	(grant Nov 25	(grant Feb 1	(grant Feb 1
	2024)	2024)	2025)	2025)
Return Dividend	0%	0%	0%	0%
Expected volatility	68.59%	68.59%	68.59%	68.59%
Risk-free interest rate	2.71%	2.71%	2.71%	2.71%
Expected life	2	2	2	2
Exercise price	1.53	1.53	1.53	1.53
Stock price	1.53	1.53	1.53	1.53
Fair value	0.60	0.60	0.60	0.60
Incremental Fair value	0.52	0.53	0.55	0.56

	Plan 2025	Plan 2025	Plan 2025	2024 Plan
	(grant Mar 14	(grant Apr 8	(grant May 5	(grant Sept 6
	2025)	2025)	2025)	2025)
Return Dividend	0%	0%	0%	0%
Expected volatility	68.59%	68.59%	68.59%	68.59%
Risk-free interest rate	2.71%	2.71%	2.71%	2.71%
Expected life	2	2	2	2
Exercise price	1.53	1.53	1.53	1.53
Stock price	1.53	1.53	1.53	1.53
Fair value	0.60	0.60	0.61	0.65
Incremental Fair value	0.56	0.52	0.48	0.45

	2025 Plan	2025 Plan	2025-2 Plan	2025-2 Plan
	(grant Sept 6	(grant Oct 13	(grant Oct 13	(grant Jan 18
	2025)	2025)	2025)	2026)
Return Dividend	0%	0%	0%	0%
Expected volatility	68.59%	68.59%	68.59%	68.59%
Risk-free interest rate	2.71%	2.71%	2.71%	2.71%
Expected life	2	3	3	3
Exercise price	1.53	1.53	1.53	1.53
Stock price	1.53	1.53	1.53	1.53
Fair value	0.65	0.67	0.67	0.70
Incremental Fair value	0.45	0.48	0.48	0.41

Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

In 2024, 2025 and 2026, each non-executive director was granted “restricted share units” or “RSUs”, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital.

At June 12, 2024, the Company has granted a total of 103,642 RSUs towards 7 directors which vested at the shareholders’ meeting held in June 2025. As at June 30, 2026 all RSUs had been exercised.

At June 11, 2025, the Company has granted a total of 146,531 RSUs, with the same conditions as the 2024 RSUs, towards 7 directors which vested at the shareholders’ meeting held in June 2026. As at June 30, 2026 all RSUs had been exercised.

At June 10, 2026, the Company has granted a total of 358,267 RSUs, with the same conditions as the 2024 RSUs, towards 7 directors which will vest at the shareholders’ meeting held in June 2027. The total RSUs outstanding as at June 30, 2026 was 358,267 RSUs.

Equity-settled share-based payment expense

The Company has recognized €2.4 million share-based payment expense for the six months ended June 30, 2026 (2025: €2.9 million) of which €0.9 million is related to the incremental fair value of the re-priced warrants.

18.Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants and convertible bond. The related amounts can be summarized as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Recoverable cash advances - Non-current	8,769	8,276
Recoverable cash advances - Current	282	333
Total Recoverable cash advances	9,051	8,609
EIB finance agreement - Non-current	18,787	7,793
EIB accrued interest - Current	525	—
Synthetic warrants - Non-current	7,420	1,601
Total EIB	26,732	9,394
Convertible bond - Current	22,328	22,657
Total convertible bond	22,328	22,657
Total financial debt	58,111	40,660
Non-current	34,976	17,670
Current	23,135	22,990

18.1.   Financial debt related to recoverable cash advances

Recoverable cash advances received

As at June 30, 2026, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	8
First articles (6839)	2,160	2,160	669	38
Clinical trial (6840)	2,400	2,400	585	44
Activation chip improvements (7388)	1,467	1,467	117	58
Total	7,627	7,627	1,959	148

*Excluding interests

During the six months ended June 30, 2026, the Company made variable reimbursements but did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Contract 6472	1,797	1,697
Contract 6839	2,344	2,229
Contract 6840	2,784	2,650
Contract 7388	2,126	2,033
Total recoverable cash advances	9,051	8,609
Non-current	8,769	8,276
Current	282	333
Total recoverable cash advances	9,051	8,609

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	8,609	8,871
Advances reimbursed (excluding interests)	(49)	—
Interests paid	(5)	—
Initial measurement and re-measurement	(30)	(25)
Discounting impact	526	539
As at June 30	9,051	9,385

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9,372	9,817	10,106
0%	8,531	9,051	9,398
25%	7,808	8,380	8,770
*

A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

18.2.   Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule.

The second tranche B for an amount of €13.75 million, was disbursed on June 17, 2026. Tranche B carries an annual 4% cash and 4% capitalized interest rate, and features a five-year bullet repayment schedule.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier. On June 12, 2026, as an anti-dilution protection, the number of synthetic warrants have increased to 2,702,703 and the strike price has decreased to €1.48. In connection with Tranche B, the EIB has been granted 2,101,492 synthetic warrants with a strike price of €2,01 that the EIB can exercise after the maturity of Tranche B (5 years) or, in exceptional situations, earlier.

Change in loan facility for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	7,793	6,898
Effective interest rate adjustment	256	195
As at June 30	8,049	7,093

Change in synthetic warrants for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	1,601	3,204
Fair value adjustment	2,603	(508)
As at June 30	4,204	2,696

Change in prepayment option for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	(91)	(112)
Fair value adjustment	36	(58)
As at June 30	(55)	(170)

Change in loan facility for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	—
New debt	13,750
Transaction cost related to loans and borrowings	(20)
Separation of non-closely related embedded derivates	(3,005)
Subtotal: Initial recognition	10,725
Effective interest rate adjustment	13
As at June 30	10,738

Change in synthetic warrants for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	—
Separation of non-closely related embedded derivates	3,016
Fair value adjustment	200
As at June 30	3,216

Change in prepayment option for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	—
Separation of non-closely related embedded derivates	(11)
As at June 30	(11)

18.3.   Financial debt related to Convertible Bond Instrument

On November 13, 2025, the Company entered into a bond subscription agreement with an international financial services firm for the issuance of a Convertible Bond Instrument for an aggregate maximum principal amount of up to €45 million. The financing consists of a first tranche of 225 Convertible Bond Instruments up to €22.5 million with an option to issue a second tranche of another 225 Convertible Bond Instruments of up to €22.5 million at the Company’s discretion, within the period commencing 7 months following the first tranche closing date to (but excluding) the date falling one month thereafter. The closing for the first tranche of the Convertible Bond Instruments occurred on December 18, 2025 and will mature on November 18, 2028 (“First Tranche”). The First Tranche carry an interest rate of 6.5 per cent per annum, payable every quarter in arrears. The initial principal amount per Bond Instruments amounts to €100.000. The Bond Instruments have a three-year maturity from issuance with quarterly amortization payments of principal and interest (per 18 February, 18 May, 18 August and 18 November of each year). On each instalment date, the principal instalment per Bond Instrument will be €8.500 except for the last instalment which will be €6.500 per bond. The initial conversion price for the first tranche of bonds, which can be modified, shall be equal to €5.00. On June 9, 2026, as an anti-dilution protection, the conversion price has been reset to €1.48.

The Bond Instrument is accounted for as a hybrid financial instrument containing a host financial liability with embedded derivatives that are closely related (Deferred amortized payment) and embedded derivatives that are not closely related (Bond conversion right, Amortization conversion right, Share settlement option and Advanced amortized payment). The entire hybrid contract is designated by management at fair value through profit and loss. The fair value of the hybrid contract is estimated using a Longstaff–Schwartz Monte Carlo approach, in which share prices are simulated forward on a weekly basis over a 36-month horizon, with each instalment date treated as a decision point. At maturity, the model computes the terminal payoff, after which the valuation is performed by working backwards through time: at each decision point, the continuation value (i.e., the expected value of waiting rather than exercising) is obtained by discounting the value from the next decision point and is then estimated via regression on the simulated state variables. The model compares the immediate exercise value with the regression-based expected continuation value to determine the optimal exercising strategy, assuming exercise occurs whenever the value of exercising now exceeds the expected value of waiting, and the resulting optimal exercise strategy is used to derive the Bond Instruments’ fair value.

The valuation model is dependent on the following significant inputs:

Per June 30,
2026
Coupon (interest) rate	6.5%
Conversion price	1.48
Stock price	1.51
Return dividend	0.0%
Expected volatility	68.52%
Discount rate	11.16%

The expected volatility has been estimated based on the historical share prices of the Company on Euronext (as this is the primary stock exchange as determined in the Bond Subscription Agreement). The discount rate is determined based on a risk-free interest rate, based on the 3-month Euribor rate, plus a credit spread estimated for the Company based on the previous debt instruments and factors such as financial results, liquidity needs that may impact the credit spread of the Company.

The transaction price of the Bond Instrument at initial recognition is the consideration of the first tranche for €22.5 million. The difference between the transaction price and the fair value at initial recognition is considered a ‘day 1’ loss, amounting to €8.7 million, which is recognized in profit and loss on a systematic straight line basis throughout the term of the Bond Instrument.

Change in the convertible bond can be summarized as follows:

Per June 30,
(in EUR 000)	2026
As at January 1, 2025	31,243
Fair value adjustment	2,601
Conversion to shares	(4,406)
Total fair value	29,438
Day 1 loss at December 31, 2025	(8,586)
Amortization	1,476
Total day 1 loss as at June 30	(7,110)
Total convertible bond as at June 30	22,328

Per March 2, 2026, the Company has converted the first principal instalment of €1.9 million and accrued interest for €246,000 into shares at a conversion price which was 90% of the share price at instalment date. Refer to note 16.

Per May 20, 2026, the Company has converted the second principal instalment of €1.9 million and accrued interest for €335,000 into shares at a conversion price which was 90% of the share price at instalment date. Refer to note 16.

The fair value loss for the six months ended June 30, 2026 is mainly resulting from the conversion price reset per June 9, 2026, partly mitigated by the decrease in stock price in 2026. Refer to note 27.

19.Provisions

	As at June 30,	As at December 31,
(in EUR 000)	2026	2025
Provision for constructive obligation	995	1,206
Other provisions	27	190
Total provisions	1,022	1,396

The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

On May 30, 2025, the Company was sued in the U.S. District Court of Delaware by Inspire Medical, Inc. (“Inspire”) for the alleged infringement of 3 Inspire patents (US Patent Nos: 10,898,709, 11,806,526, and 11,850,424). The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed and is infringing the Inspire Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing the Company from infringing the Inspire Patents and (v) costs and expenses. The Company subsequently engaged counsel to represent the Company in this case. The Company intends to vigorously defend itself against the allegations brought forward in the Inspire complaint.

On September 15, 2025, the Company has filed a lawsuit against Inspire in the U.S. District Court of Delaware for the alleged infringement of 3 Nyxoah patents (US Patent Nos: 8,700,183, 9,415,215, and 9,415,216). The complaint requests customary remedies for patent infringement, including (i) a judgment that Inspire has infringed and is infringing the Nyxoah Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing Inspire from infringing the Company’s patents and (v) costs and expenses.

Given the early stage of this litigation, the Company is unable to predict the likelihood of success of the Inspire claims against the Company or to quantify any risk of loss. Therefore, the Company has not accrued for any potential litigation losses as of June 30, 2026. Legal costs incurred in connection with this matter have been accrued through June 30, 2026, and are recognized in the Selling, General and Administrative Expense on the line item “Legal fees”. The company reviews the status of the litigation each quarter going forward for accrual purposes.

20.Trade payables

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Payables	5,915	5,168
Invoices to be received	6,723	8,559
Total Trade payables	12,638	13,727

The decrease in total trade payables of €1.1 million as at June 30, 2026 is due to a decrease in invoices to be received of €1.8 million which is partly compensated by an increase in trade payables of €0.7 million.

21.Income taxes and deferred taxes

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Current tax expenses	(476)	(275)	(856)	(407)
Deferred tax income/(expense)	(1)	(3)	(12)	3
Total Income Tax Expense	(477)	(278)	(868)	(404)

For the six months ended June 30, 2026, the current tax expense mainly relates to (i) an increase of income tax payable by certain of the Company’s subsidiaries for an amount of €0.6 million (2025: €286,000), and (ii) an additional accrual of the liability for uncertain tax positions for an amount of €254,000 (2025: €121,000).

The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €4.0 million mainly relates to a liability for uncertain tax positions for an amount of €3.7 million.

22.Other liabilities

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Holiday pay accrual	496	552
Salary	2,860	3,840
Accrued expenses	565	482
VAT Payable	289	246
Other	1,712	1,509
Total other liabilities	5,922	6,629

The decrease by €707,000 in other liabilities as at June 30, 2026, compared to December 31, 2025, is mainly due to a decrease by €1.0 million in payroll related liabilities. The decrease is partly offset by an increase of €0.6 million in accrued expenses and €203,000 in other.

As at June 30, 2026, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project.

23.Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

The Company has entered into several foreign currency forwards for which the notional amounts are detailed in the table below:

	As at
	June 30,	December 31,
(in EUR 000)	2026	2025
Foreign currency forwards EUR - USD (in EUR)	—	2,000
Foreign currency forwards EUR - USD (in USD)	—	2,355

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

As at June 30, 2026
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency forwards	—	—	—	—

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2026	2025
Opening value at January 1	4	—
Fair value adjustments	(4)	493
Closing value at June 30	—	493

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2026	2025
Opening value at January 1	—	353
Settled contracts	—	(353)
Closing value at June 30	—	—

24.Results of operation

Revenue and cost of goods sold

In the six months ended June 30, 2026, the Company generated revenue for the amount of €14.0 million (2025: €2.4 million). In the three months ended June 30, 2026, the Company generated revenue for the amount of €7.7 million (2025: €1.3 million).

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States. The current contract liability amounts to €1.0 million (2025: €0.9 million) while the non-current contract liability amounts to €0.7 million (2025: €0.7 million). The revenue recognized in the six months ended June 30, 2026 that was included in the contract liability balance at the beginning of the period amounts to €324,000 (2025: €165,000).

The sales based on country of customer for the three months ended and six months ended June 30, 2026 and 2025:

	For the three months ended June 30		For the six months ended June 30
(in EUR 000)	2026	2025	2026	2025
Sales US	5,197	—	9,451	—
Sales Germany	1,391	1,175	2,615	2,104
Sales UAE	469	—	814	32
Sales England	481	—	658	—
Sales Switzerland	24	—	357	—
Sales Netherlands	—	—	39	—
Sales Austria	37	165	37	268
Sales Spain	3	—	3	—
Sales Italy	73	—	73	—
Total sales	7,675	1,340	14,047	2,404

For the six month period ended June 30, 2026, the Company had no customers with individual sales larger than 10% of the total revenue (2025: two customers).

For the three month period ended June 30, 2026, the Company had no customers with individual sales larger than 10% of the total revenue (2025: two customers).

Cost of goods sold for the three and six months ended June 30, 2026 and 2025:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Purchases of goods and services (*)	2,452	843	4,872	1,512
Inventory movement	639	(353)	954	(616)
Total cost of goods sold	3,091	490	5,826	896
(*)	Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

Operating expenses

The tables below detail the operating expenses for the six months ended June 30, 2026 and 2025:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	18,506	(159)	18,347
Selling, general and administrative expenses	30,992	—	30,992
Other income/(expense)	(40)	11	(29)
For the six months ended June 30, 2026	49,458	(148)	49,310

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	20,602	(1,554)	19,048
Selling, general and administrative expenses	23,063	—	23,063
Other income/(expense)	(171)	56	(115)
For the six months ended June 30, 2025	43,494	(1,498)	41,996

The tables below detail the operating expenses for the three months ended June 30, 2026 and 2025:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	9,543	—	9,543
Selling, general and administrative expenses	15,618	—	15,618
Other income/(expense)	6	5	11
For the three months ended June 30, 2026	25,167	5	25,172

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	10,750	(691)	10,059
Selling, general and administrative expenses	10,672	—	10,672
Other income/(expense)	(56)	25	(31)
For the three months ended June 30, 2025	21,366	(666)	20,700

Research and Development expenses

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Staff costs	3,050	3,700	5,775	8,280
Consulting and contractors’ fees	2,234	3,004	4,246	3,877
Q&A regulatory	91	43	99	119
Depreciation and amortization expense	1,470	418	2,746	829
Travel	352	434	737	713
Manufacturing and outsourced development	803	1,292	1,912	2,600
Clinical studies	1,049	1,396	2,073	3,250
IT	150	39	218	68
Rent	252	104	461	227
Other expenses	92	320	234	639
Capitalized costs	—	(691)	(154)	(1,554)
Total research and development expenses	9,543	10,059	18,347	19,048

Before capitalization of €154,000  for the six months ended June 30, 2026 and €1.6 million for the six months ended June 30, 2025, research and development expenses decreased by €2.1 million or 10.2%, from €20.6 million for the six months ended June 30, 2025, to €18.5 million for the six months ended June 30, 2026. The decrease is mainly due to a decrease in clinical study expenses and in R&D activities. Additionally, following FDA approval in August 2025 and the finalization of one of the clinical studies in April 2026, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expense.

Research and development expenses decreased by €1.2 million or 11.2%, from €10.8 million before capitalization of €0.7 million for the three months ended June 30, 2025, to €9.5 million for the three months ended June 30, 2026, due to a decrease in clinical study expenses and in R&D activities.

Selling, General and Administrative expenses

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Staff costs	8,942	6,326	17,718	13,270
Consulting and contractors’ fees	3,816	2,527	7,053	5,734
Legal fees	995	217	2,540	479
Rent	101	124	138	230
Depreciation and amortization expense	342	356	782	719
IT	413	587	812	1,045
Travel	814	410	1,577	1,168
Insurance fees	103	108	213	221
Impairment loss on trade receivables	39	—	37	—
Other	53	17	122	197
Total selling, general and administrative expenses	15,618	10,672	30,992	23,063

Selling, general and administrative expenses increased by €7.9 million or 34.4 % from €23.1 million for the six months ended June 30, 2025 to €31.0 million for the six months ended June 30, 2026, mainly due to an increase of costs to support U.S. commercialization of the Genio system following FDA approval in August 2025 and an increase in legal costs related to IP litigation. Consulting and contractor fees for the six months ended June 30, 2026, also includes a provision recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Selling, general and administrative expenses increased by €4.9 million or 46.3 % from €10.7 million for the three months ended June 30, 2025 to €15.6 million for the three months ended June 30, 2026, mainly due to an increase of costs to support U.S. commercialization of the Genio system following FDA approval in August 2025 and an increase in legal costs related to IP litigation.

Other operating income / ( expenses)

The Company had other operating income of €29,000 for the six months ended June 30, 2026 compared to other operating income of €115,000 for the six months ended June 30, 2025.

The Company had other operating expenses of €11,000 for the three months ended June 30, 2026 compared to other operating income of €31,000 for the three months ended June 30, 2025.

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Recoverable cash advances
Initial measurement and re-measurement	12	7	30	25
R&D incentives	(18)	49	10	110
Capitalization of R&D incentive	(5)	(25)	(11)	(56)
Other income/(expenses)	—	—	—	36
Total Other Operating Income/(Expenses)	(11)	31	29	115

The other operating income for the six month period ended June 30, 2026, contains the R&D incentive in Australia and as from 2023 the tax incentive in Belgium as well. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. For the six month period ended June 30, 2026, €11,000 (2025: €56,000) has been deducted from the expenses capitalized in relation to this R&D incentive.

25.Employee benefits

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Salaries	9,120	8,073	18,889	16,418
Social charges	792	758	1,550	1,619
Pension charges	155	128	208	299
Share-based payment	1,561	887	2,442	2,862
Other	364	180	404	352
Total employee benefits	11,992	10,026	23,493	21,550

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Selling, general and administrative expenses	8,942	6,326	17,718	13,270
Research & Development expenses	3,050	3,700	5,775	8,280
Total employee benefits	11,992	10,026	23,493	21,550

26.Financial income

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Interests	82	513	250	1,458
Exchange differences	1,211	2,164	2,205	2,951
Fair value adjustment foreign currency swaps and forwards	(120)	219	—	493
Fair value adjustment synthetic warrants	—	(43)	—	508
Fair value adjustment prepayment option	—	(1)	—	58
Other	6	6	13	12
Total financial income	1,179	2,858	2,468	5,480

The financial income decreased from €5.5 million for the six month period ended June 30, 2025 to €2.5 million for the six month period ended June 30, 2026. This decrease can mainly be explained by a decrease in interest by €1.2 million, decrease in exchange differences by €0.7 million, decrease in fair value adjustment on synthetic warrants by €0.5 million and decrease in fair value adjustment on foreign currency swaps and forwards by €493,000.

For the six month period ended June 30, 2026, exchange gains amount to €2.2 million which consists of €0.8 million realized exchange gains and €1.4 million unrealized gains. The unrealized exchange result is mainly related to the revaluation of both the Company’s USD cash balance and USD financial assets.

The Company holds both EUR and USD balances, each used to settle expenses in their respective currencies.

While the Company does hedge a few transactions using swap contracts, the Company does not apply hedge accounting. The swap instruments are short-term and mainly used to manage transactional exposures in GBP, ILS, and CHF. Although GBP sales are expected to cover GBP costs going forward, some contracts have been used to address short-term needs. In addition, a few swaps were used to neutralize the currency impact of our USD-denominated T-bills, which were purchased using EUR balances for convenience, in line with the portfolio allocation approved by the board.

The main contributor to the exchange gain is explained by the fact that the majority of the cash held by the Belgian subsidiary is held in USD to cover future USD expenses. As a result, the recent depreciation of the euro, approximately 3.0 % between January 1 and June 30, 2026, has led to a unrealized FX gain upon translation of USD cash to the functional currency of the subsidiary which is EUR.

For the six month period ended June 30, 2026, total interest income amounted to €250,000 (three month period ended June 30, 2026: €82,000). This interest income relates to the term accounts. The decrease can be explained by a decrease in number of term accounts contracted by the Company.

The fair value adjustments of synthetic warrants and prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.

More information on the fair value adjustment on the convertible bond can be found in note 18.3.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 23.

27.Financial expense

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Fair value adjustment convertible bond	7,697	—	2,601	—
Amortization day 1 loss convertible bond	742	—	1,476	—
Fair value adjustment synthetic warrants	3,400	—	2,803	—
Fair value adjustment prepayment option	(11)	—	36	—
Recoverable cash advances, Accretion of interest	263	269	526	539
Interest and bank charges	513	373	931	761
Interest on lease liabilities	22	35	46	71
Exchange differences	448	2,772	998	6,141
Other	4	(112)	4	67
Total Financial expense	13,078	3,337	9,421	7,579

The financial expenses increased from €7.6 million for the six month period ended June 30, 2025 to €9.4 million for the six month period ended June 30, 2026 mainly due to an increase in fair value adjustment of the convertible bond by €2.6 million, amortization day 1 loss convertible bond €1.5 million, fair value adjustment synthetic warrants by €2.8 million partially offset by a decrease in exchange differences by €5.1 million.

The exchange losses amounting to €1.0 million for the six month period ended June 30, 2026 which consist of €489,000 realized exchange losses and €0.5 million unrealized exchange losses. The unrealized exchange result is mainly relate to the revaluation of both the Company’s USD cash balance and USD financial assets.

The discounting impact of the recoverable cash advances is further detailed in note 18 above.

The fair value adjustments the prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.2.

More information on the amortization of the day 1 loss related to the convertible bond can be found in note 18.3.

28.Earnings/ (Loss) Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for June 2026 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
As at June 30, after conversion and share split
Outstanding common shares at period-end	100,072,815	37,435,640	100,072,815	37,435,640
Weighted average number of common shares outstanding	57,012,745	37,431,255	50,125,593	37,429,260
Potential number of shares resulting from the exercise of outstanding warrants	358,267	2,797,941	358,267	2,797,941
Potential number of shares resulting from conversion of the bond	13,723,765	—	13,723,765	—

Basic and Diluted EPS for the three and six month period ended June 30, 2026 and 2025 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Loss of year attributable to equity holders (in EUR)	(32,964,000)	(20,607,000)	(48,910,000)	(42,991,000)
Weighted average number of common shares outstanding (in units)	57,012,745	37,431,255	50,125,593	37,429,260
Basic earnings per share in EUR (EUR/unit)	(0.578)	(0.551)	(0.976)	(1.149)
Diluted earnings per share in EUR (EUR/unit)	(0.578)	(0.551)	(0.976)	(1.149)

29.Other commitments

There are no new commitments as per June 30, 2026.

30.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

30.1.  Remuneration of Key Management

Key management comprised of the members of executive management which consists of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company.

For the period ended June 30, 2026 and June 30, 2025, the table below includes the remuneration package of all members of executive management.

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2026	2025	2026	2025
Short-term remuneration & compensation (1)	635	751	1,140	1,425
Post-employment benefits	21	14	39	35
Share based payment (2)	687	229	904	554
Total	1,343	994	2,083	2,014
(1)	Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.
(2)	Warrant expense under IFRS 2.

30.2.  Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the six months ended		For the six months ended
	June 30, 2026		June 30, 2025
	Set up of	Board	Set up of	Board
(in EUR 000)	Production Line	Remuneration	Production line	Remuneration
Cochlear	—	—	52	—
Robelga SRL	—	70	—	59
Kevin Rakin	—	47	—	32
Pierre Gianello	—	27	—	27
Jurgen Hambrecht	—	32	—	32
Rita Mills	—	40	—	39
Giny Kirby	—	29	—	25
Wildman Ventures LLC	—	40	—	38
Total	—	285	52	252
Amounts outstanding at period-end	—	111	—	110

	For the three months ended		For the three months ended
	June 30, 2026		June 30, 2025
	Set up of	Board	Set up of	Board
(in EUR 000)	Production Line	Remuneration	Production line	Remuneration
Cochlear	—	—	—	—
Robelga SRL	—	47	—	31
Kevin Rakin	—	25	—	16
Pierre Gianello	—	13	—	13
Jurgen Hambrecht	—	16	—	16
Rita Mills	—	19	—	19
Giny Kirby	—	14	—	13
Wildman Ventures LLC	—	16	—	14
Total	—	150	—	122
Amounts outstanding at period-end	—	111	—	110

For the period ended June 30, 2026, our non-executive directors were: Robelga SRL (permanently represented by Robert Taub), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virigina Kirby, Wildman Ventures, LLC (permanently represented by Daniel Wildman) and Pierre Gianello.

The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €455,000 for the period ended June 30, 2026, (€0.8 million for the period ended June 30, 2025).

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the U.S. This statement scope of work led to no financial impact for the six months ended June 30, 2026 and financial impact of €52,000 for six months ended June 30, 2025 and was recognized as part of assets under construction.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

Effective as of October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

30.3.  Relationship and transactions with members of key management

For the period ended June 30, 2026 and June 30, 2025, our key management consisted of the members of executive management: Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

From August 19, 2024 until September 1, 2025, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc. As from September 1, 2025, Olivier Taelman moved back to Belgium and from that date he is performing his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman.

In June 2026, Olivier Taelman, together with the Board of Directors, has decided that this is the right moment to transition leadership to a U.S.-based Chief Executive Officer as the Company enters its next phase of U.S.-driven growth and value creation. The Board has formally launched a search process to appoint a new U.S.-based CEO who will lead Nyxoah from within a critical market for the Company’s future growth. He will remain fully engaged during the transition period, continuing to lead the Company’s daily operations and to support a smooth onboarding and successful transition to the future CEO.

Bruno Onkelinx is an employee of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

Members of our key management were granted warrants during the period ended June 30, 2026 and June 30, 2025.

31.Events after the Balance-Sheet Date

There are no events after the balance-sheet date.

RESPONSIBILITY STATEMENT

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and
b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 5, 2026.

On behalf of the board of directors

Robelga SRL	Olivier Taelman
(permanently represented by Robert Taub)	CEO